FOR IMMEDIATE RELEASE	TSX: WPM
February 26, 2018	NYSE: WPM

WHEATON PRECIOUS METALS ANNOUNCES
 APPOINTMENT OF NEW DIRECTOR

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce the appointment of Marilyn Schonberner to the Board of Directors of the Company, effective today.

Ms. Schonberner is the Chief Financial Officer and Senior Vice President, and an Executive Director, of Nexen Energy ULC. In that role, she is responsible for the overall financial management of Nexen, including accounting, audit, tax, planning, treasury and insurance. Ms. Schonberner joined Nexen in 1997 and since that time has held various positions including Treasurer and Vice President of Corporate Planning, Director of Business Services UK, Director of Corporate Audit and General Manager of Human Resources Services. Ms. Schonberner has also served as a director of New Gold Inc. since June 2017. Prior to joining Nexen, she spent over 15 years in finance, strategic planning and organization development in the energy sector and as a consultant.

"We are thrilled to welcome Marilyn to our Board," said Doug Holtby, Chairman of Wheaton Precious Metals. "Marilyn is highly qualified and an excellent complement to our existing Board, bringing demonstrated experience in the energy and natural resource sector. We believe her experience combined with a strong background in finance, accounting and tax will add considerable value and strength to our Board."

Ms. Schonberner holds a Bachelor of Commerce from the University of Alberta and a Master of Business Administration from the University of Calgary. In addition, she has earned the designations of Chartered Professional Accountant, Certified Management Accountant, and Certified Internal Auditor. Ms. Schonberner completed the Senior Executive Development Programme at the London Business School and is currently enrolled in the Directors Education Program at the Institute of Corporate Directors.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com